UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NAM TAI PROPERTY INC.

(Name of Issuer)

Common Shares, par value US$0.01 per share

(Title of Class of Securities)

629865 205

(CUSIP Number)

Mr. Felix LAW

Kaisa Group Holdings Limited

Suite 2001, 20th Floor

Two International Finance Centre

8 Finance Street

Central, Hong Kong

(852) 3900 0988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Constance Choy

Joseph W. K. Chan

Sidley Austin LLP

39/F, Two International Finance Centre

Central, Hong Kong

Hong Kong

(852) 2901 3843

July 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting person Kaisa Group Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 6,504,355 Common Shares[1]
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 6,504,355 Common Shares[1]
(11)	Aggregate amount beneficially owned by the reporting person 6,504,355 Common Shares[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 17.7%[2]
(14)	Type of reporting person (see instructions) CO

[1]	Assuming the transactions contemplated under the Share Purchase Agreement dated July 11, 2017 by and among Mr. Ming Kown Koo, Ms. Sui Sin Cho and Kaisa Group Holdings Limited are consummated.
[2]	Calculated based on a denominator of 36,763,191 Common Shares of the Issuer consisting of 36,603,191 Common Shares outstanding as of July 10, 2017 and 160,000 Common Shares underlying options exercisable by Mr. Koo within 60 days of the date hereof.

(1)	Names of reporting person Greater Sail Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 6,504,355 Common Shares[3]
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 6,504,355 Common Shares[3]
(11)	Aggregate amount beneficially owned by the reporting person 6,504,355 Common Shares[3]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 17.7%[4]
(14)	Type of reporting person (see instructions) CO

[3]	Assuming the transactions contemplated under the Share Purchase Agreement dated July 11, 2017 by and among Mr. Ming Kown Koo, Ms. Sui Sin Cho and Kaisa Group Holdings Limited are consummated.
[4]	Calculated based on a denominator of 36,763,191 Common Shares of the Issuer consisting of 36,603,191 Common Shares outstanding as of July 10, 2017 and 160,000 Common Shares underlying options exercisable by Mr. Koo within 60 days of the date hereof.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common shares, par value US$0.01 per share (“Common Shares”), of Nam Tai Property Inc. (the “Issuer”) organized under the laws of the British Virgin Islands. The Common Shares are listed on The New York Stock Exchange under the symbol “NTP.”

The principal executive offices of the Issuer are located at Gushu Community, Xixiang Street, Baoan, Shenzhen, People’s Republic of China.

Item 2.	Identity and Background.

(a) This Statement is being filed by Kaisa Group Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (“Kaisa”) and Greater Sail Limited, an international business company incorporated and existing under the laws of the British Virgin Islands (“Greater Sail”, and together with Kaisa, the “Reporting Persons”). Kaisa indirectly holds 100% of the outstanding shares of Greater Sail. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder with respect to the transaction described in Item 3 and Item 4 below. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

(b) The address of the principal place of business of each Reporting Person is Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(c) Kaisa together with its subsidiaries is a large-scale integrated property developer with a focus on urban property development and its business covers property development, commercial operation, hotel management and property management services with products comprising residential properties, villas, offices, serviced apartments, integrated commercial buildings and mega urban complexes. Kaisa’s shares are traded on the Main Board of The Stock Exchange of Hong Kong Limited.

Greater Sail is an indirect wholly-owned subsidiary of Kaisa and is principally engaged in making and holding investments.

In accordance with the provisions of General Instruction C to Schedule 13D of theAct, information concerning each executive officer and director of each Reporting Person required by Item 2 of Schedule 13D is set forth in Schedule A attached to this Statement and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kaisa is a Cayman Islands company. Greater Sail is a British Virgin Islands company. The citizenship of each executive officer and director of the Reporting Persons is set forth in Schedule A hereto and is incorporated by reference herein.

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Act or (ii) any combination of the Reporting Persons constitutes a “group” for any purpose except as described herein. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Statement to report the contemplated purchase of an aggregate of 6,504,355 Common Shares (the “Shares”) from Mr. Ming Kown Koo (“Mr. Koo”) and Ms. Sui Sin Cho, the wife of Mr. Koo (“Mrs. Koo”, together with Mr. Koo, the “Selling Shareholders”), pursuant to that certain Share Purchase Agreement dated as of July 11, 2017 (the “Share Purchase Agreement”), by and among the Selling Shareholders and Kaisa, and for the avoidance of doubt, the number of Common Shares to be purchased by Kaisa includes (i) 6,344,355 Common Shares held by the Selling Shareholders and (ii) 160,000 Common Shares to be acquired by the Selling Shareholders upon the exercise of the unexercised and vested options of Mr. Koo within 30 days of the date of the Share Purchase Agreement. The share purchase shall be consummated no later than August 11, 2017, upon satisfaction of certain conditions set forth in the Share Purchase Agreement in relation to the closing. Kaisa shall pay an aggregate purchase price of US$110,574,035 for the Shares at US$17.00 per Common Share. The funds used by Kaisa in making the share purchase are its working capital. Greater Sail shall be holding the Shares purchased by Kaisa.

References to and descriptions of the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 2 to this Statement, which is incorporated by reference in its entirety in this Item 3.

Item 4.	Purpose of Transaction.

Kaisa shall purchase the Common Shares from the Selling Shareholders primarily for investment purposes.

Pursuant to the Share Purchase Agreement, Mr. Koo and Kaisa intend to discuss the possible appointment of a designee or designees of Kaisa as a member(s) to the board of directors (the “Board”) of the Issuer, although any such appointment is to be determined and made by the Issuer and subject to the approval of the Board or at the annual general meeting of the Issuer, as appropriate.

References to and descriptions of the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 2 to this Statement, which is incorporated in its entirety by reference in this Item 4.

Depending on market conditions and the price of the Common Shares of the Issuer, the Reporting Persons may from time to time purchase or sell additional Common Shares of the Issuer, although neither of the Reporting Persons has present plans or proposals to do so. Other than as set forth in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (b), (c) and (e) through (j) of Item 4 of Schedule 13D of the Act. Subject to applicable law, the Report Persons reserve the right to change their intentions and to develop plans or proposals that could relate to or result in any of the types of transactions described in such subparagraphs.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Share Purchase Agreement, the Reporting Persons may be deemed to have the right to acquire the Shares, which represent approximately 17.7% of all the outstanding Common Shares of the Issuer as of July 11, 2017. Upon the consummation of the transactions contemplated under the Share Purchase Agreement, Greater Sail shall be the record holder and beneficial owner of the Shares; Kaisa, as the indirect parent of Greater Sail, may be deemed to beneficially own the Shares.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Shares beneficially owned by the other members of the group as a whole, upon the consummation of the transactions contemplated under the Share Purchase Agreement. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns the Shares that may be held at any time and from time to time by any other member of the group.

Except as set forth in this Item 5, none of the Reporting Persons, and, to the best knowledge of such Reporting Persons, no person named in Schedule A hereto, beneficially owns any Common Shares.

(b) Upon the consummation of the transactions contemplated under the Share Purchase Agreement, each of Kaisa and Greater Sail may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of an aggregate of the Shares.

(c) Except as described in this Statement, none of the Reporting Persons or any of the persons named in Schedule A hereto has effected any transactions in the Common Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into the Share Purchase Agreement and certain ancillary documents referred to therein with the Selling Shareholders in connection with the purchase of the Shares. The information set forth in Items 3 and 4 of this Statement is incorporated by reference in this Item 6.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement, and between such persons and any person with respect to any securities of the Issuer.

References to and descriptions of the Share Purchase Agreement in this Statement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 2 to this Statement, which is incorporated by reference in its entirety in this Statement.

Item 7.	Material to Be Filed as Exhibits.

1	Joint Filing Agreement dated as of July 12, 2017, by the Reporting Persons
2	Share Purchase Agreement dated as of July 11, 2017, by and among Mr. Ming Kown Koo, Ms. Sui Sin Cho and Kaisa Group Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017

Kaisa Group Holdings Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

Greater Sail Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated as of July 12, 2017, by the Reporting Persons

2	Share Purchase Agreement dated as of July 11, 2017, by and among Mr. Ming Kown Koo, Ms. Sui Sin Cho and Kaisa Group Holdings Limited.

SCHEDULE A

Kaisa Group Holdings Limited

The name and present principal occupation or employment of the directors and executive officers of Kaisa Group Holdings Limited are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
KWOK Ying Shing	Chairman and Executive Director	HKSAR
SUN Yuenan	Vice Chairman and Executive Director	China
ZHENG Yi	Executive Director and Chief Executive Officer	China
YU Jianqing	Executive Director	China
MAI Fan	Executive Director	China
CHEN Shaohuan	Non-Executive Director	China
RAO Yong	Independent Non-Executive Director	China
ZHANG Yizhao	Independent Non-Executive Director	Canadian
LIU Xuesheng	Independent Non-Executive Director	China
HABIBULLAH Abdul Rahman	Chief Financial Officer and Company Secretary	HKSAR
XING Tao	Executive Vice President	China
HUANG Qin	Senior Vice President	China
LUO Jun	Vice President	China
SONG Wei	Vice President	China
WONG Kwok Kwan	Vice President	HKSAR

Greater Sail Limited

The name and present principal occupation or employment of the directors and executive officers of Greater Sail Limited are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong .

Name	Present Principal Occupation or Employment	Citizenship
ZHENG Yi	Director	China
LI Haiming	Director	China